

February 28, 2013

Via Email
Erik Prusch
President and Chief Executive Officer
Clearwire Corporation
1475 120th Avenue Northeast
Bellevue, Washington 98005

> **Re:** **Clearwire Corporation**
> **Schedule 13E-3**
> **Filed February 1, 2013**
> **File No. 005-84306**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 1, 2013**
> **File No. 001-34196**

Dear Mr. Prusch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your analysis as to whether SoftBank and its affiliates are affiliates of Clearwire that are engaged in the Rule 13e-3 transaction. We note that the Sprint-SoftBank Merger Agreement, pursuant to which SoftBank will acquire a 70% stake in Sprint and provide $8 billion in additional financing to Sprint, has been executed, and that the closing of that transaction is a condition to the closing of the Rule 13e-3 transaction. We also note the direct role played by SoftBank in negotiating the terms of the Rule 13e-3 transaction.

2.   Please amend your fairness determinations to state whether the company and other filings persons reasonably believe that the Rule 13e-3 transaction is substantively and procedurally fair or unfair to *unaffiliated security holders.* We note your characterization of the fairness to "holders of shares of [y]our Class A common stock," other than Sprint, SOFTBANK or any of their respective affiliates.

3.   Please amend your disclosure regarding the benefits and detriments of the Rule 13e-3 transaction to the subject company, its affiliates and *unaffiliated security holders* for each filing person.

4.   Please provide the disclosure required by Item 1012(d) and (e) of Regulation M-A, or direct us to where this information appears in your proxy statement.

5.   Please provide an analysis as to whether each element of Proposal 2 and Proposal 3 represents a separate matter under Rule 14a-4(a)(3).

6.   Disclosure indicates that, on October 5, 2012, the president of Sprint and representatives of Clearwire began negotiations with respect to increases to Sprint's ownership stake in the company, and specifically indicated a desire to buy out the shares of one of the remaining SIGs. However, we are unable to locate Schedule 13D disclosure regarding these plans and proposals. Please advise. In your response, please specify when Sprint first disclosed on Schedule 13D its plans or proposals with respect to this transaction, and the state of the negotiations at that time.

7.   Please include the information contained in response to Item 3 of your Schedule 13E-3 in the proxy statement.

8.   Please advise us, with a view towards disclosure, whether pro-forma presentation is necessary in connection with Proposals 2 and 3.

9.   We note under Proposals 2 and 3 you are asking for approval to increase your authorized capital and to issue additional shares of common stock in connection with the Note Purchase Agreement. Please revise to discuss the potential anti-takeover and dilutive effects of these proposals; especially if the Merger Agreement is terminated and further Notes are not issued.

Background of the Merger, page 13

10.   We note your disclosure on pages 17, 18, and 19 which covers a majority of 2012. Page 18 discloses discussions held with other suitors in February, May, June 2012, and in the spring of 2012. The last paragraph on page 18 begins with "Throughout most of this period," and the first paragraph on page 19 begins with "Also throughout this period." Please clarify the time periods discussed in these paragraphs.

11.   We note your disclosure in the second full paragraph on page 19 that the Company was facing significant long-term liquidity concerns. Please further specify these concerns.

12.   We note your disclosure in the fourth full paragraph on page 19. Please disclose the SIG from whom Mr. Cowan desired to purchase shares. Further disclose the period of time for which Sprint may not address financing issues.

13.   We note your disclosure in the sixth full paragraph on page 19. Please disclose the name of the SIG who disagreed with the waiver.

14.   We note your disclosure in the third full paragraph on page 20. Please provide your analysis as to whether Mr. Hesse's discussions to buy shares of Clearwire from one or more of the SIGs and Eagle River, or Sprint's acquisition of Eagle River's shares, gave rise to an obligation to file a Schedule 13E-3.

15.   We note your disclosure in the first paragraph on page 21. Please disclose the SIGs who objected to the form of the right of first offer notice.

16.   We note your disclosure in the fourth paragraph on page 21. Please disclose in more detail the company's significant ongoing long-term capital needs and substantial debt.

17.   We note your disclosure in the second full paragraph on page 22. Please disclose the potential revisions to the term sheet.

18.   We note your disclosure in the third paragraph on page 23. Please disclose the name of the SIGs.

19.   We note your disclosure in the second full paragraph on page 24. Please disclose the factors limiting the company's ability to access the capital markets and the details of the restructuring alternative.

20.   We note your disclosure in the third full paragraph on page 24. Please disclose Mr. Ergen's response to Mr. Stanton.

21.   We note your disclosure in the last paragraph on page 24 and top of page 25. The SIGs were supportive of the Sprint transaction but that support depended on price and other terms. Please disclose these other terms. Further, disclose in more detail at the top of page 25 the long term liquidity constraints of Clearwire and the complexities, restrictions, and challenges inherent in Clearwire's governance and ownership structure. Also, disclose in more detail the discussions the Special Committee had with its advisors on the long-term viability of the Company in the absence of a strategic transaction.

22.   We note your disclosure in the first paragraph on page 27. Please disclose Mr. Ergen's response to Mr. Stanton.

23.   We note your disclosure in the second paragraph on page 27. Please disclose the results of the phone call.

24.   We note your disclosure in the last paragraph on page 28 and top of page 29. Please disclose the results of the discussion by the Special Committee and Audit Committee regarding the consideration being offered by DISH versus Sprint.

25.   We note your disclosure in the last paragraph on page 29. Please disclose in more detail the stockholder opposition to the transaction with Sprint.

26.   We also note from the last paragraph on page 29 that Centerview compared the economic terms of a spectrum sale to the offer by Sprint.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize this presentation and confirm that you have filed all written materials, including board books, as exhibits to the Schedule 13E-3. We also note in this regard that the presentations filed as exhibits (c)(3) through (c)(5) do not appear to be summarized in your proxy statement.

27.   We note your disclosure in the second paragraph on page 30. Please disclose any material issues from the summary of stockholders' communications and management's actions.

28.   We note your disclosure in the first full paragraph on page 31. Please disclose any material issues from Mr. Stanton's review of the communications with the SIGs regarding the Sprint transaction.

Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger, page 35

29.   We note your disclosure in the sixth bullet on page 36. Please explain in more detail why the DISH Proposal would not address the company's long term liquidity constraints.

30.   We note your disclosure in the eighth bullet on page 39. Please provide more details on the communications from the stockholders such as their names and the issues, concerns, and strategic matters raised in those communications.

31.   We note your disclosure in the second bullet on page 40. Please provide more details on the range of your stock price above $2.97 and the dates for these prices.

32.   We note your disclosure in the third bullet and that approval by 75% of your outstanding shares is required under the Merger Agreement. Please disclose the percentage of outstanding shares held by Sprint and its affiliates and the percentage of outstanding shares held by parties to the Voting Agreement. In this regard, we note your disclosure on page 10. Further, disclose the percentage of shares needed to meet the 75% approval threshold. Please make appropriate disclosures throughout your filing.

33.   We further note under the Merger Agreement approval by a majority of the outstanding shares not held by Sprint or its affiliates is required. Please disclose the percentage of outstanding shares held by parties to the Voting Agreement that will count towards this majority that have agreed to vote for the merger and the balance of the percentage of outstanding shares needed to meet this threshold. Please make appropriate disclosures throughout your filing.

34.   Please revise the reference to "arm's-length negotiations" appearing in this subsection and elsewhere in the document. References to arm's-length negotiations are inappropriate in a transaction that was negotiated with a related party.

Position of Sprint Parties Regarding the Fairness of the Merger, page 42

35.   Please tell us whether any presentation materials attributable to Citigroup should be filed as exhibits to your Schedule 13E-3 and summarized in your proxy statement as described above.

Opinion of Financial Advisor to the Special Committee, page 45

36.   Please disclose the method of selection of both Centerview and Evercore. See Item
        1015(b)(3) of Regulation M-A.

Summary of Centerview's Opinion, page 46

37.   We note your disclosure in the sixth bullet regarding internal data. Please confirm
        through additional disclosure that the discussion under Prospective Financial Information
        on pages 68 and 69 is materially the same as the internal data.

Historical Stock Trading Analysis, page 48

38.   We note Centerview compared the results of this analysis to the Merger Consideration.
        Please disclose the results of this comparison and the determinations drawn from this
        comparison.

Analyst Price Targets Analysis, page 48

39.   Please disclose the name of the analysts, their predicted price targets, and the
        achievement date of those targets. Further, we note Centerview compared the results of
        this analysis to the Merger Consideration. Please disclose the results of this comparison
        and the determinations drawn from this comparison.

Selected Precedent Spectrum Transactions Analysis, page 48

40.   We note your disclosure at the top of page 50. Please disclose Centerview's
        determinations or conclusions after it made its comparison and disclose how the Merger
        Consideration compared to the illustrative implied equity value range; that is, disclose
        whether the Merger Consideration fell within this range. Further, disclose whether the
        implied transaction value per MHz-POP of $0.211 fell within the range disclosed in the
        last paragraph on page 49.

41.   Your disclosure does not address the AWS spectrum precedents analyzed by Centerview.
        Please advise, with a view toward disclosure, why Centerview does not appear to have
        taken these precedents into account.

Premiums Paid Analysis, page 50

Cash Transactions, page 50

42.   We note your disclosure in the fourth full paragraph on page 50. Please disclose
        Centerview's determinations and/or conclusions drawn from its comparison and whether
        the Merger Consideration fell within the implied equity value range.

43.   Similarly, we note your disclosure in the fifth full paragraph on page 50. Please disclose
        Centerview's determinations and/or conclusions drawn from its comparison and whether
        the Merger Consideration fell within the implied equity value range.

Minority Buy-Outs, page 51

44.   We note your disclosure in the penultimate paragraph on page 51. Please disclose
        Centerview's determinations and/or conclusions drawn from its comparison and whether
        the Merger Consideration fell within the implied equity range.

45.   We note your disclosure at the top of page 52. Please disclose Centerview's
        determinations and/or conclusions drawn from its comparison and whether the Merger
        Consideration fell within the implied equity range.

Discount Cash Flow Analysis, page 52

46.   We note your disclosure of implied equity value ranges in the third full paragraph on
        page 52. Please disclose Centerview's determinations and/or conclusions drawn from its
        comparison and whether the Merger Consideration fell within the implied equity range.

 Opinion of Financial Advisor to the Board of Directors, page 54

47.   We note your disclosure in (iii) regarding Management Projections. Please confirm
        through additional disclosure that the discussion under Prospective Financial Information
        on pages 68 and 69 is materially the same as the Management Projections.

Analysis of Precedent Premia Paid, page 57

48.   We note the implied equity value ranges disclosed at the top of page 58. Please disclose
        Evercore's determination and/or conclusions drawn from comparing the ranges to the
        Merger Consideration and whether the Merger Consideration fell within the ranges.

Analysis of Selected Publicly-Traded Companies, page 58

49.   We note implied per share equity ranges disclosed at the top of page 59. Please disclose
        Evercore's determination and/or conclusions drawn from comparing the ranges to the
        Merger Consideration and whether the Merger Consideration fell within the ranges.

Analysis of Selected Precedent Spectrum Transactions, page 59

50.   We note the implied per share equity ranges disclosed in the middle of page 60. Please
        disclose Evercore's determination and/or conclusions drawn from comparing the ranges
        to the Merger Consideration and whether the Merger Consideration fell within the ranges.

Analysis of Discounted Cash Flow, page 60

51.   We note the implied equity value ranges on page 61. Please disclose Evercore's
        determination and/or conclusions drawn from comparing the ranges to the Merger
        Consideration and whether the Merger Consideration fell within the ranges.

Review of Research Analyst Price Targets, page 61

52.   Please disclose the names of the analysts, their price targets, and achievement date of
        those targets.

Purpose and Reasons of Sprint Parties for the Merger, page 63

53.   Please refer to Item 1013(c) of Reg. M-A and further elaborate on the reasons for
        undertaking the going private transaction *at this time*. Please disclose the influence of
        Softbank on undertaking this transaction at this time. We note your disclosure in the
        Background section such as on page 20 and 23.

Golden Parachute Compensation, page 74

54.   Please provide disclosure under Item 402(t) of Regulation S-K with respect to each
        named executive officer of Sprint and Clearwire regarding any agreement or
        understanding between such named executive officer and Sprint or Clearwire.

Financing the Merger, page 78

55.   We note Sprint will pay for the transaction with cash on hand of $2.2 billion. However, it appears this amount will be financed in part by Softbank. Please advise and revise as necessary.

Regulatory Approvals, page 79

56.   Please update this section for any material developments.

Accounting Treatment, page 83

57.   Since Sprint apparently recently acquired a majority interest in Clearwire, it appears it may be necessary for you to update your disclosure of the accounting treatment. Please revise accordingly or advise us.

Representations and Warranties, page 109

58.   We note your statement that the representations and warranties have been made solely for the benefit of the other parties to the merger agreement. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Cautionary Statement Concerning Forward-Looking Information, page 120

59.   Please delete the reference to the Private Securities Litigation Reform Act of 1995. Section 21E of the Exchange Act expressly states that the safe harbor provisions for forward-looking statements do not apply to statements made in connection with a going-private transaction.

Parties to the Merger, page 121

60.   Please add, here or elsewhere, disclosure regarding SN UHC 1, SN UHC 4 and Sprint HoldCo pursuant to Item 1003 of Regulation M-A. The role and nature of these parties does not appear determinable from your disclosure. Please also advise why SN UHC 4 is not a filing person.

Incorporation of Certain Documents by Reference, page 159

61.   You do not appear to be incorporating by reference all subsequently filed documents pursuant to Item 11(b) of Form S-4, although you appear to be providing information required by Item 14(c)(2) of Schedule 14A by utilizing Items 10 and 11 of Form S-4. Please advise.

Selected Historical Consolidated Financial Data, page 138

62.   In light of the Form 10-K for the fiscal year ended December 31, 2012 filed on February 14, 2013, please update all financial and related information.

Form of Proxy

63.   Please include the statement required by Rule 14a-4(e).

64.   On page 125, you appear to be reserving discretionary authority with respect to matters as to which a choice is not specified by the security holder, but you have not included on your form of proxy the disclosure required by Rule 14a-4(b)(1). Please advise.

65.   The reservation of discretionary authority for such other business as may properly come before the meeting does not appear to be consistent with the standard set forth in Rule 14a-4(c)(3). Please revise your disclosure or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; David L. Orlic, Special Counsel in the Office of Mergers and Acquisitions, at 202-551-3503; or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

 /s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
         David Fox, Esq.
         Kirkland & Ellis LLP